WESTERN LIBERTY BANCORP
8363 W. Sunset Road, Suite 350
Las Vegas, Nevada 89113
April 20, 2011
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Michael R. Clampitt
Mr. David Lin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Western Liberty Bancorp Amendment to Registration Statement on Form S-1 (File No. 333-170862)
Messrs. Clampitt and Lin:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Western Liberty Bancorp (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 3:00 p.m. Eastern Time Thursday, April 21, 2011, or as soon thereafter as practicable.
     The Company acknowledges that:
     (a) should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement;
     (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, WESTERN LIBERTY BANCORP

By:	/s/ George Rosenbaum
George Rosenbaum Chief Financial Officer